644 East Beaton Drive    Phone: (701) 356-0130
West Fargo, North Dakota 58078     Fax: (701) 356-0139

VIA EDGAR CORRESPONDENCE

February 9, 2017

Mr. William H. Thompson
Accounting Branch Chief, Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:    Titan Machinery Inc.
Form 10-K for the Fiscal Year Ended January 31, 2016
Filed April 13, 2016
File No. 1-33866

Dear Mr. Thompson:

Titan Machinery Inc. (the “Company”) has set forth below its responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) in its letter dated January 26, 2017, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016, as filed with the Commission on April 13, 2016.

In order to facilitate the Staff’s review, the Company has repeated each of the Staff’s comments below in bold text. The Company’s responses follow each repeated comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Financial Metrics, page 31

1.
We note your disclosure that EBITDA is commonly regarded as an indirect measure of operating cash flow, and that Adjusted EBIDTA should be evaluated in addition to, and not considered a substitute for, or superior to, the GAAP measure of operating cash flow. Accordingly, it appears that you use Adjusted EBITDA as a liquidity measure. As such, please provide a reconciliation of Adjusted EBITDA to cash flows provided by operating activities in accordance with Item 10(e)(1)(i)(B) of Regulation S-K. In addition, Item 10(e)(1)(ii)(A) of Regulation S-K prohibits the exclusion of charges or liabilities that required, or will require, cash settlement from non-GAAP liquidity measures. Since realignment / store closing costs include charges that require cash settlement, please explain to us why you believe presentation of Adjusted EBITDA complies with Item 10(e) of Regulation S-K.

Mr. William H. Thompson
Securities and Exchange Commission

Company Response:

Management does not use Adjusted EBITDA as a liquidity measure, but rather as a performance measure. The Company will remove all references to Adjusted EBITDA as an indirect measure of operating cash flow or as a liquidity measure in future filings, and will provide additional disclosure to clarify its use of Adjusted EBITDA as a performance measure. As part of this disclosure, the Company will continue to reconcile Adjusted EBITDA to the GAAP measure of net income (loss) including noncontrolling interest. The Company proposes the following enhanced disclosure (proposed additions are marked in bold text while proposed deletions are shown as strikethrough compared to the language in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016):

EBITDA is a non-GAAP financial measure defined as earnings before finance costs, income taxes, depreciation and amortization and is a metric frequently used to assess and evaluate financial performance. ~~EBITDA is commonly regarded as an indirect measure of operating cash flow, without the impact of changes in working capital, a significant indicator of success for many businesses, and is a common valuation metric~~. Management uses Adjusted EBITDA as a measure of financial performance, as a supplemental measure to evaluate the Company’s overall operating performance and believes it provides a useful metric for comparability between periods and across entities within our industry ~~by eliminating the impact of finance costs, income taxes, depreciation, amortization~~ by excluding differences in capital structure, income taxes, non-cash charges and certain activities that occur outside of the ordinary course of our business. We calculate Adjusted EBITDA as our net income (loss) including noncontrolling interest, adjusted for net interest (excluding floorplan interest expense), income taxes, depreciation, amortization, and items included in our non-GAAP reconciliation of earnings, for each of the respective periods. Adjusted EBITDA should be evaluated in addition to, and not considered a substitute for, or superior to, ~~the~~ any GAAP measure of ~~operating cash flow~~ net income (loss). In addition, other companies may calculate Adjusted EBITDA in a different manner, which may hinder comparability with other companies.

Item 8. Financial Statements and Supplementary Data

Note 1 – Business Activity and Significant Accounting Policies

Inventories, page 60

2.
We note your disclosure that work in process is valued at the retail rates of labor incurred and parts inventories used on service work in process at year end. Please tell us why your policy complies with ASC 330-10-30.

Mr. William H. Thompson
Securities and Exchange Commission

Company Response:

The Company’s work-in-process inventory includes both (a) the cost of labor incurred and the cost of parts inventories consumed in the reconditioning and preparation for sale of our equipment inventories, and (b) unbilled labor hours incurred and parts inventories consumed during the performance of service arrangements for our customers.

With regard to (a), costs incurred in the reconditioning and preparation for sale of our equipment inventories are capitalized as work-in-process, in accordance with ASC 330-10-30, as such costs are directly incurred to ready our equipment inventories for sale.

With regard to (b), we recognize revenue related to service arrangements for our customers as the work is performed. Accordingly, unbilled labor hours incurred and parts inventories consumed during the performance of service arrangements for our customers are included in work-in-process at their retail, or billable, rates.

Upon further evaluation of ASC 330-10-30, the Company has concluded that the unbilled labor hours incurred and parts inventories consumed during the performance of service arrangements for our customers, totaling approximately $9.0 million and $8.5 million at January 31, 2016 and 2015, respectively, should be classified within Receivables in the Company’s consolidated balance sheets. The Company has evaluated this item and concluded that the classification of these amounts as work-in-process inventories is not material to the consolidated financial statements as of and for the fiscal years ended January 31, 2016 and 2015. The presentation as such did not impact current assets, total assets or net working capital within the Company’s consolidated balance sheets, did not impact total cash flows from operating, financing or investing activities, did not impact the consolidated statements of operations, and did not impact any of the Company’s financial covenants under its various credit facilities. The Company also concluded this item is not material to any quarterly periods during the fiscal years ended January 31, 2016 and 2015.

Based on these conclusions, in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2017, and in future filings with the Commission, the Company will:

1)
classify unbilled labor hours incurred and parts inventories consumed during the performance of service arrangements for our customers in receivables and include separate disclosure of this amount in the footnotes to our consolidated financial statements in Note 2 – Receivables as Unbilled Receivables,

2)
include the following revised disclosures in Note 1 of the footnotes to our consolidated financial statements regarding the immaterial revision in classification of unbilled labor hours incurred and parts inventories consumed during the performance of service arrangements for our customers from inventories to receivables in the consolidated balance sheets and more clearly define the composition of our work-in-process inventory and receivables as follows (proposed additions are marked in bold text while proposed deletions are shown as strikethrough compared to the language in the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2016):

Mr. William H. Thompson
Securities and Exchange Commission

Receivables and Credit Policy

Trade accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Balances unpaid after 30 days are considered past due and begin to accrue interest. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Trade accounts receivable due from manufacturers relate to discount programs, incentive programs and repair services performed on equipment with a remaining factory warranty. Trade accounts receivable due from finance companies primarily consist of contracts in transit with finance companies and balances due from credit card companies. These receivables do not generally have established payment terms but are collected in relatively short time periods. Unbilled receivables represent unbilled labor hours incurred and parts inventories consumed during the performance of service arrangements for our customers at their retail, or billable, rates.

The Company revised the classification of unbilled receivables for labor hours incurred and parts inventories consumed during the performance of service arrangements for our customers of approximately $9.0 million as of January 31, 2016 from inventories to receivables in the consolidated balance sheet for consistency and comparability with the January 31, 2017 presentation. This revision in classification had no impact on previously reported current or total assets, net income (loss) or cash flows from operating, investing or financing activities and was immaterial to the consolidated financial statements.

Inventories

New and used equipment are stated at the lower of cost (specific identification) or market value with adjustments for decreases in market value on inventory rented but available for sale, estimated as a percentage of the rental income received on such inventory. All new and used equipment inventories, including that which has been rented, are subject to periodic lower of cost or market evaluation that considers various factors including aging of equipment and market conditions. Equipment inventory values are adjusted whenever the carrying amount exceeds the estimated market value. Parts inventories are valued at the lower of average cost or market value. The Company estimates its lower of cost or market adjustments on its parts inventories based on various factors including aging and sales of each type of parts inventory. Work-in-process represents costs incurred in the reconditioning and preparation for sale of our equipment inventories. ~~is valued at the retail rates of labor incurred and parts inventories used on service work in process at year end.~~

3)	revise our discussion of these items, as applicable, in Item 7 of the Company’s Annual Report on Form 10-K consistent with the proposed revised footnote disclosures provided above.

Mr. William H. Thompson
Securities and Exchange Commission

Note 6 –Floorplan Payable/Lines of Credit

Wells Fargo Credit Agreement – Operating and Floorplan Payable Lines of Credit, page 71

3.
We note your disclosure in the second paragraph that the credit agreement restricts your ability to pay dividends. Please describe the most significant restrictions on the payment of dividends, their pertinent provisions, and the amount of net income or retained earnings restricted or free from restriction. Please refer to Rule 4-08(e)(1) of Regulation S-X.

Company Response:

The provisions under the Second Amended and Restated Credit Agreement with Wells Fargo (the “Credit Agreement”) restricting the Company from making certain cash payments, including for cash dividends and stock repurchases, provide that no such payments may be made unless (i) as of the date of such payment there is no default or event of default (each as defined in the Credit Agreement) occurring and continuing, (ii) the amount remaining available to be borrowed by the Company under Credit Agreement is greater than twenty percent of the total borrowing capacity of the Credit Agreement and (iii) the Company’s fixed charge coverage ratio (as defined in the Credit Agreement) for the 12 month period most recently ended, on a pro forma basis assuming that such proposed cash payment has been made, is at least 1.1 to 1.0.

The Company will, in future filings with the Commission, enhance its disclosure to describe the aforementioned provisions restricting the payment of dividends under its Credit Agreement in accordance with Rule 4-08(e)(1) of Regulation S-X.

If the Staff has any questions regarding any of the Company’s responses as set forth in this letter, please contact me via phone at (701) 356-0130 or via email at mark.kalvoda@titanmachinery.com.

Very truly yours,

Titan Machinery Inc.

By:     /s/ Mark Kalvoda
Name:    Mark Kalvoda
Title:    Chief Financial Officer

cc:    Ta Tanisha Meadows
Securities and Exchange Commission